FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                            For the month of November


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




                                  BG Group plc

                 Notification of Directors' Interests in Shares

Release of Shares under 2000 Long Term Incentive Scheme (LTIS)

On 3 November 2004, the Executive Directors of BG Group plc (the "Company") became entitled to the numbers of BG Group plc Ordinary Shares of 10p each ("Shares") set out in the table below, as a result of the vesting of their awards under the 2000 LTIS. On behalf of each of the Executive Directors, the trustee of the LTIS, arranged for the sale of sufficient Shares at 350 pence per Share on 12 November 2004 in order to reimburse the Company for the PAYE liability arising.

In addition, as the Executive Directors are beneficiaries under the terms of the Trust Deed of the LTIS, as with other employees, they are deemed to have a potential beneficial interest in the Shares held in the LTIS trust. This interest is reduced as a result of the transfer of 468,514 Shares to the participants in the LTIS. Notification of the transfer was received from the trustee of the LTIS on 15 November 2004.

As a result of the above, the Executive Directors' individual interests in the ordinary share capital of BG Group plc are as follows:

         Shares vested      Shares sold to        Shares     Beneficial Interest
         on 3 November     cover PAYE on 12   transferred on   in Shares on 16
             2004           November 2004    12 November 2004   November 2004*

Frank        95,451             39,135           56,316              280,865
Chapman

William      94,815             38,875           55,940              303,148
Friedrich

Ashley        3,976              1,631            2,345               33,896
Almanza

* The Directors also have a deemed beneficial interest in 2,146,713 Shares held in the LTIS trust and other employee benefit trusts established by BG Group plc.



16 November 2004
Website www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 16 November 2004                           By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary